Exhibit 99.1

SciSparc Delivers Treatment for Autism Spectrum Disorder Clinical Trial Enabling Commencement of Dosing

The SCI- 210 treatment is now available at clinical site for autism spectrum disorder clinical trial in pediatric patients, in accordance with enrollment initiation

TEL AVIV, Israel, Feb. 29, 2024 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, today announced that it has successfully completed the manufacturing of and delivered its innovative SCI- 210 treatment, in accordance with its initiation of enrollment for the clinical trial at the Soroka Medical Center of pediatric patients who have Autism Spectrum Disorder (“ASD”).

The Company’s proprietary SCI- 210 treatment combines cannabidiol-rich oil (“CBD”) and CannAmide™, SciSparc’s proprietary palmitoylethanolamide-based tablets.

“A clinical trial is a complicated project composed of many little steps- which in turn help ensure successful execution. Having the clinical supply ready on site is the final step before first patient is administered treatment. We are extremely excited to achieve this milestone and are confident in the potential of our treatment to improve patients’ lives by providing them with a more effective and safe treatment. Our unique technology allows us to use lower doses of the active agent, which leads to increased safety without harming its effectiveness” said SciSparc’s Chief Executive Officer, Oz Adler. “We hope that the outcome of this clinical trial will enable the Company to procced with its commercialization of SCI- 210 in Israel.”

The clinical trial will rigorously examine the safety, tolerability, and efficacy of SCI- 210, in comparison to CBD monotherapy, for the treatment of ASD. Designed as a randomized, double-blind, placebo-controlled clinical trial with cross-over, the clinical trial will span 20 weeks and enroll 60 children. The clinical trial’s primary efficacy endpoints include three rigorous assessments: the Aberrant Behavior Checklist-Community (ABC-C) parent questionnaire; the Clinical Global Impressions-Improvement (CGI-I) scale, administered by healthcare professionals; and the determination of the effective therapeutic dosage.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI- 210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds oil-based products on the Amazon.com Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the Company’s belief in the potential of its treatment to improve patients’ lives, that the outcome of the clinical trial will enable the Company to proceed with commercialization of SCI- 210 in Israel, and the design of the upcoming clinical trial. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on May 1, 2023, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055